UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934
For the month of April, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F .
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99.1
FOR IMMEDIATE RELEASE:
Contacts:

David Roy	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
(781) 902-8033	(781) 902-8139	(353) 1-637 2146
david.roy@iona.com	robert.morton@iona.com	tara.humphreys@iona.com
IONA ANNOUNCES Q1 2007 RESULTS
DUBLIN, Ireland & WALTHAM, Mass. – April 24, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, today announced results for the first quarter ended March 31, 2007.
Revenue for the first quarter 2007 was $15.6 million. Subsequent to the Company’s release of preliminary results on April 5, 2007, and during customary review of the transactions for the quarter, the Company concluded that it should take the conservative approach of deferring the recognition of $1.6 million in revenue associated with an isolated and very complex transaction. The transaction was completed and the customer paid in full during the quarter.
On a U.S. generally accepted accounting principles (GAAP) basis, for the first quarter 2007 IONA reported a net loss of $2.8 million, or ($0.08) per share. Net income for the quarter includes SFAS 123R share-based compensation expense and amortization of purchased intangible assets of $1.4 million. Excluding $1.4 million of SFAS 123R share-based compensation expense and amortization of purchased intangible assets, net loss and earnings per share in the first quarter of 2007 was $1.4 million, or ($0.04) per share. A complete reconciliation between net loss and earnings per share on a GAAP basis and on a non-GAAP basis is provided in the financial tables at the end of this press release.
“Demand for our products is strong and continues to expand,” said Peter Zotto, CEO, IONA. “IONA’s customers, the large IT organizations typically found in global 2000 companies, are increasingly adopting SOA and we are well positioned to help them accomplish their goals. The consistent execution of our stated strategy continues to deliver real value to our customers and our shareholders.”
Mr. Zotto continued, “Since the beginning of the year, we have made several strategic investments to extend the scope of our distributed approach to SOA infrastructure, and as such, the value of our products to our customers. These investments, including the recent acquisitions of C24 and LogicBlaze, and the successful launch of an active Registry/Repository product, bring our customers the advanced data services, SOA governance and open source capabilities required in performance-demanding SOA environments.”
“While the deferred revenue affects our reported P&L, it does not impact our cash flow. We increased our cash balance to $56 million, even after concluding acquisition activity in the quarter, which demonstrates the underlying strength of our financial position,” explained Bob McBride, CFO, IONA. “Our leverageable business model, combined with good cost control, will help to ensure that we have the financial resources to make the additional strategic investments required to continue to grow our business.”
Highlights
•	Cash flow from operations of $8.7 million

•	Launched Artix Registry/Repository, an active Registry/Repository product that offers global 2000 customers advanced SOA governance capabilities required for large-scale, distributed SOA deployments

•	Acquired C24 to expand the data services capabilities of IONA Artix, the company’s advanced SOA infrastructure suite

•	Acquired LogicBlaze to accelerate the growth opportunities for IONA’s open source business

•	Announced that Aepona, the leading supplier of products and solutions for telecoms operators globally, selected Artix to provide crucial, standards-based SOA enablement capabilities for Aepona’s Universal Service Platform
Looking Forward
The company expects total revenue for Q2 2007 to be in the range of $20-$22 million. The company expects total expenses for the second quarter 2007, including cost of revenue, operating expenses, including those from recent acquisitions, and the cost of share-based compensation to be in the range of $21.2-$21.7 million. SFAS 123R share-based compensation expense and amortization of purchased intangible assets in the second quarter is expected to be approximately $1.7 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s first quarter results. Investors and other interested parties may dial into the call using the toll free number 877-546-1570 or 210-234-0025 internationally. This call is being Webcast by CCBN and can be accessed at www.iona.com/investors. The pass code is IONA. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site (www.iona.com/investors) or by calling 800-947-6520 or 203-369-3541 internationally, until May 24, 2007.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. IONA’s Artix™, an advanced SOA infrastructure suite, enables customers to leverage service-oriented architecture to streamline and modernize IT environments. The Celtix™ family of open source distributed SOA infrastructure products allows customers to take advantage of the economic benefits associated with the use of open source software.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding projected total revenue, total expenses, SFAS 123R share-based compensation expense, and amortization of purchased intangible assets for the second quarter of 2007, demand for our products, the adoption of service oriented architectures, future operating performance, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to growth in market demand for service oriented architectures and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; delays or issues with the development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Celtix, Celtix Enterprise and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	(Unaudited)
	March 31, 2007	March 31, 2006

Revenue:
Product revenue	$6,268	$8,205
Service revenue	9,314	8,799

Total revenue	15,582	17,004

Cost of revenue:
Cost of product revenue	182	70
Cost of service revenue	3,453	3,331

Total cost of revenue	3,635	3,401

Gross profit	11,947	13,603

Operating expense:
Research and development	4,427	4,002
Sales and marketing	7,851	7,590
General and administrative	3,126	2,665
Amortization of purchased intangible assets	56	0

Total operating expenses	15,460	14,257

Loss from operations	(3,513)	(654)

Interest income, net	575	368
Net exchange gain (loss)	13	(114)

Loss before (benefit) provision for income taxes	(2,925)	(400)
(Benefit) provision for income taxes	(77)	221

Net loss	($2,848)	($621)

Net loss per ordinary share and per ADS
Basic	($0.08)	($0.02)
Diluted	($0.08)	($0.02)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	36,074	35,434
Diluted	36,074	35,434

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands)

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$39,065	$37,569
Restricted cash	295	295
Marketable securities	17,000	16,100
Accounts receivable, net of allowance for doubtful accounts of $469 at March 31, 2007 and $653 at December 31, 2006	12,609	26,484
Prepaid expenses	2,722	1,524
Other assets	692	126

Total current assets	72,383	82,098

Property and equipment, net	2,634	2,859
Goodwill and intangible assets	7,336	0
Other non-current assets, net	90	140

Total assets	$82,443	$85,097

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,904	$957
Accrued payroll and related expenses	4,002	7,109
Deferred revenue	20,006	20,351
Other accrued liabilities	10,496	10,912

Total current liabilities	36,408	39,329

Long-term deferred revenue	1,911	976
Other non-current liabilities	903	995

Shareholders’ equity:

Ordinary shares	100	99
Additional paid-in capital	504,263	501,992
Accumulated deficit	(461,142)	(458,294)

Total shareholders’ equity	43,221	43,797

Total liabilities and shareholders’ equity	$82,443	$85,097

IONA Technologies PLC
Unaudited Reconciliation of Non-GAAP Measures to Comparable GAAP Measures
(U.S. dollars in thousands, except per share data)
We utilize certain non-GAAP financial measures to evaluate our performance and for internal planning and forecasting purposes. We consider these measures important indicators of our success.
We believe the use of non-GAAP measures in addition to GAAP measures is an additional useful method of evaluating our results of operations. These measures should not be considered an alternative to measurements required by United States generally accepted accounting principles (“GAAP”) such as net (loss) income and earnings per share and should not be considered measures of our liquidity. In addition, our non-GAAP financial measures may not be comparable to similar measures reported by other companies.
The following tables reconcile non-GAAP financial measures used in this release to the most comparable GAAP measure for the respective periods.

	Three Months Ended
		(Unaudited)
	March 31, 2007	March 31, 2006
Net (loss) income

GAAP net loss	($2,848)	($621)
Plus:
Share-based compensation(1)	1,353	1,439
Amortization of purchased intangible assets	56	0

Non-GAAP net (loss) income	($1,439)	$818

Net (loss) income per ordinary share and ADS, diluted
GAAP net loss per ordinary share and per ADS, diluted	($0.08)	($0.02)
Plus:
Share-based compensation	0.04	0.04
Amortization of purchased intangible assets	0.00	0.00

Non-GAAP net(loss) income per ordinary share and per ADS, diluted	($0.04)	$0.02

(Loss) income from operations
GAAP (loss) from operations	($3,513)	($654)
Plus:
Share-based compensation(1)	1,353	1,439
Amortization of purchased intangible assets	56	0

Non-GAAP (loss) income from operations	($2,104)	$785

Operating margin

GAAP operating margin	(23%)	(4%)
Plus:
Share-based compensation	9%	9%
Amortization of purchased intangible assets	0%	0%

Non-GAAP operating margin	(14%)	5%

(1) The table below identifies the allocation of share-based compensation in the Condensed Consolidated Statement of Operations:
Cost of service revenue	$143	$151
Research and development	290	312
Sales and marketing	454	503
General and administrative	466	473

Total share-based compensation	$1,353	$1,439

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: April 24, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer